EXHIBIT 2

NOTICE OF DISSOLUTION OF GROUP

Notice is hereby given that the group formed by Aleph Tiger, Aleph Capital and Lepic, on the one hand, and Crestview, on the other hand, with respect to the Common Stock, was dissolved. All further filings with respect to transactions in connection with the Common Stock will be filed separately, if required, by Aleph Capital and Lepic, on the one hand, and Crestview, on the other hand.